UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1/Final)

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

AdCare Health Systems, Inc.
(Name of Subject Company (Issuer))
10% Convertible Subordinated Notes Due April 30, 2017
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Allan J. Rimland
President and Chief Financial Officer
454 Satellite Blvd. NW
Suite 100
Suwanee, Georgia 30024
(678) 869-5116
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Lori A. Gelchion
Rogers & Hardin LLP
2700 International Tower, Peachtree Center
229 Peachtree Street, N.E.
Atlanta, Georgia 30303
(405) 420-4646

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,719,000	$894.63

(1)    Calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value assumes that all $7,700,000 aggregate principal amount of AdCare Health Systems, Inc.’s 10% Convertible Subordinated Notes Due April 30, 2017, are purchased at the tender offer price of $1,000 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of January 10, 2017.

(2)	The amount of the filing fee equals $115.90 per $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $894.63                Filing Party: AdCare Health Systems, Inc.
Form or Registration No.: Schedule TO            Date Filed: December 8, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by AdCare Health Systems, Inc. (“AdCare”), a Georgia corporation, on December 8, 2016 (the “Schedule TO”), relating to AdCare’s offer to purchase any and all of AdCare’s outstanding 10% Convertible Subordinated Notes Due April 30, 2017 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as exhibits to the Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.
This Amendment No. 1 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO, as amended hereby, the Offer to Purchase and the Letter of Transmittal.
Item 4    Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:
The Offer expired at midnight, New York City time, at the end of Monday, January 9, 2017 (the “Expiration Time”). As of the Expiration Time, $6,700,000 in aggregate principal amount of the Convertible Notes were validly tendered and not properly withdrawn. AdCare accepted for purchase all of the Convertible Notes validly tendered and not properly withdrawn pursuant to the Offer, resulting in aggregate consideration of $6,716,750 (which includes $16,750 in aggregate accrued and unpaid interest up to, but not including, the Payment Date), excluding any applicable tax withholding. Payment for the Convertible Notes tendered and accepted for purchase was made by check issued on Tuesday, January 10, 2017, in accordance with the terms of the Offer.

Item 12    Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(ii)	Press Release, dated January 10, 2017.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADCARE HEALTH SYSTEMS, INC.

By:	/s/ Allan J. Rimland
	Name:	Allan J. Rimland
	Title:	Chief Financial Officer, President and Corporate Secretary
Dated: January 10, 2017

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